Exhibit 99.8

PRESS RELEASE

Third Quarter 2022 Results

TotalEnergies reports IFRS net income of $6.6 billion,
driven by its LNG business, strengthens its balance sheet and shares benefit with employees and shareholders

Paris, October 27, 2022 - The Board of Directors of TotalEnergies SE, meeting on October 26, 2022 under the chairmanship of CEO Patrick Pouyanné approved the Company’s financial statements for the third quarter of 2022. On this occasion, Patrick Pouyanné said:

"In a context marked by an average Brent price of 100 $/b and an increase in gas prices exacerbated by Russia’s military aggression in Ukraine, TotalEnergies leveraged its integrated model, particularly LNG, to generate results in line with previous quarters. In the third quarter 2022, the Company posted adjusted net income of $9.9 billion and IFRS net income of $6.6 billion after taking into account a new impairment of $3.1 billion related to Russia. Cash flow was $11.7 billion, and the Company strengthened its balance sheet with a gearing ratio of 4%. Return on equity was more than 30% over the past 12 months.

The iGRP (integrated Gas, Renewables & Power) segment reported record adjusted net operating income of $3.6 billion this quarter, up $1.1 billion from the second quarter, and cash flow of $2.7 billion, driven by an average LNG selling price up more than 50% compared to the previous quarter and by the strong performance of its trading activities. The Company continued to implement its growth strategy by taking a stake in the North Field South LNG project in Qatar. In Electricity & Renewables, TotalEnergies completed the acquisition of 50% of the Clearway Energy Group in the United States and announced a significant acquisition in Brazil.

Exploration & Production posted adjusted net operating income of $4.2 billion and cash flow of $6.4 billion, despite a decrease in production this quarter, mainly due to unplanned shutdowns at Kashagan. TotalEnergies started production at the Ikike field in Nigeria, launched the Begonia project in Angola and the Fenix project in Argentina, and announced a significant gas discovery in Cyprus.

Downstream benefited from strong distillate margins, generating an outstanding adjusted net operating income of $2.4 billion and a cash flow of $2.9 billion.

In this favorable environment, taking into account income and production taxes of $26 billion worldwide, the Company is implementing a balanced value-sharing policy with an exceptional one-month-salary bonus in 2022 to all its employees(3) worldwide and, as announced on September 28, its shareholder return policy targeting 35-40% cash flow payout beginning in 2022.

The Board of Directors therefore decided to distribute a third interim dividend for the 2022 financial year in the amount of €0.69/share, equal to the first and second 2022 interim dividends and an increase of 5% from the interim and the final dividends paid for the 2021 financial year, and set the ex-dividend and payment dates for the interim special dividend of €1/share in December 2022. »

(1)	Definitions in page 3.
(2)	Excluding lease commitments.
(3)	Payment, capped for high salaries, to employees of all fully owned companies and of companies in which TotalEnergies holds more than 50%, subject to agreement by their governing bodies.

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1.	Highlights(4)

Social and environmental responsibility

•	TotalEnergies' contributed to the energy transition dialogue in view of COP27 with the publication of the "TotalEnergies Energy Outlook 2022",

•	Fuel price reduction program until year-end for TotalEnergies’ service stations in France

Electricity & Renewables

•	Acquired an interest in the development of more than 12 GW of onshore solar and wind projects in Brazil

•	Offshore wind:

o	Start-up of Seagreen, Scotland's largest offshore wind farm

•	Solar:

o	Start-up of the 800 MW Al Kharsaah solar power plant in Qatar

o	Reached the objective of 500 MW of distributed solar generation capacity worldwide

LNG

•	Acquired a 9.375% stake in the 16 Mt/y North Field South LNG project in Qatar

•	Launched the FEED for the Papua LNG project’s upstream production facilities, in Papua New Guinea

Upstream

•	Started production at the Ikike field in Nigeria

•	Launched developments in Angola of the Begonia oil field, the Quiluma and Maboqueiro gas fields, as well as a first solar project with a capacity of 35 MW

•	Launched the Fenix offshore gas project in Argentina

•	Significant offshore gas discovery at Cronos-1 well, located on Block 6 in Cyprus

•	Exploration & production sharing agreement signed for Block 11 in Oman

•	Sold 18% stake in the onshore Sarsang oil field in Iraq

•	Sold 49% interest in the Termokarstovoye gas field in Russia to Novatek

Downstream and new molecules

•	Agreement with SARIA to develop SAF production on the Grandpuits platform in France

•	Sold 50% of fuel distribution business in Egypt to ADNOC

Decarbonization

•	Awarded a CO2 sequestration license in Australia, in partnership with INPEX and Woodside

•	First cross-border commercial agreement for CO2 transport and storage on the Northern Lights project in Norway

•	Memorandum of understanding with Holcim for a pilot project to decarbonize a cement plant in Belgium

•	Created with the Technical University of Denmark a research center of excellence in decarbonized energies

(4)	Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements.

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2.	Key figures from TotalEnergies’ consolidated financial statements(5)

3Q22	2Q22	3Q21	3Q22 vs 3Q21	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M22	9M21	9M22 vs 9M21
19,420	18,737	11,180	+74%	Adjusted EBITDA [6]	55,581	28,017	+98%
10,279	10,500	5,374	+91%	Adjusted net operating income from business segments	30,237	12,893	x2,3
4,217	4,719	2,726	+55%	Exploration & Production	13,951	6,914	x2
3,649	2,555	1,608	x2,3	Integrated Gas, Renewables & Power	9,255	3,484	x2,7
1,935	2,760	602	x3,2	Refining & Chemicals	5,815	1,356	x4,3
478	466	438	+9%	Marketing & Services	1,216	1,139	+7%
2,576	1,944	1,143	x2,3	Contribution of equity affiliates to adjusted net income	6,381	2,403	x2,7
44.1%	39.4%	39.6%	-	Effective tax rate [7]	40.8%	36.6%	-
9,863	9,796	4,769	x2,1	Adjusted net income (TotalEnergies share)	28,636	11,235	x2,5
3.83	3.75	1.76	x2,2	Adjusted fully-diluted earnings per share (dollars) [8]	10.96	4.14	x2,6
3.78	3.50	1.49	x2,5	Adjusted fully-diluted earnings per share (euros)*	10.31	3.46	x3
2,560	2,592	2,655	-4%	Fully-diluted weighted-average shares (millions)	2,589	2,648	-2%
6,626	5,692	4,645	+43%	Net income (TotalEnergies share)	17,262	10,195	+69%
3,116	2,819	2,813	+11%	Organic investments [9]	7,916	7,993	-1%
1,587	2,076	(958)	ns	Net acquisitions [10]	4,585	1,029	x4,5
4,703	4,895	1,855	x2,5	Net investments [11]	12,501	9,022	+39%
11,736	13,233	8,060	+46%	Operating cash flow before working capital changes [12]	36,595	19,778	+85%
12,040	13,631	8,390	+44%	Operating cash flow before working capital changes w/o financial charges (DACF) [13]	37,665	20,901	+80%
17,848	16,284	5,640	x3,2	Cash flow from operations	41,749	18,789	x2,2

*	Average €-$ exchange rate: 1.0070 in the third quarter 2022 and 1.0638 in the first nine months of 2022.

(5)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 16.
(6)	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income.
(7)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(8)	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds
(9)	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(10)	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 18).
(11)	Net investments = organic investments + net acquisitions (see page 18).
(12)	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gains from renewable projects sale.
The inventory valuation effect is explained on page 20. The reconciliation table for different cash flow figures is on page 18.
(13)	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

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3.	Key figures of environment, greenhouse gas emissions and production

3.1	Environment* – liquids and gas price realizations, refining margins

*	The indicators are shown on page 21.

**	This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons). 3Q21 and 9M21 data as disclosed in 2021 included the restatement of 3Q21 figures to reflect 2Q21 environment for energy costs.

The average LNG selling price was up 54% in the third quarter compared to the previous quarter, benefiting on a lagged basis from the increase in oil and gas price indexes on long-term contracts as well as high spot gas prices.

3.2	Greenhouse gas emissions(14)

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available.

Excluding Covid-19 effect for emissions data from 2Q20 through 2Q22.

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available.

The evolution of Scope 1+2 emissions from the operated facilities resulted from the high-capacity utilization of CCGTs and refineries in Europe, including the restart of the Donges refinery in France.

(14)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(15)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2021 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).
(16)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chain, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2021 and 2022, the calculation of Scope 3 GHG emissions for the oil value chain considers oil products and biofuels sales (higher than production) and for the gas value chain, gas sales either as LNG or as part of direct sales to B2B/B2C customers (higher than or equivalent to marketable gas production).
(17)	Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the sale of petroleum products (including biofuels).

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3.3	Production*

*	Company production = E&P production + iGRP production.

Hydrocarbon production was 2,669 thousand barrels of oil equivalent per day (kboe/d) in the third quarter of 2022, down 5% year-on-year, comprised of:

•	+3% due to the start-up and ramp-up of projects including Clov Phase 2 and Zinia Phase 2 in Angola, Mero 1 in Brazil and Ikike in Nigeria,

•	+2% due to the increase in OPEC+ production quotas,

•	-3% due to higher planned maintenance, particularly on Ichthys, and unplanned shutdowns on Kashagan,

•	-3% portfolio effect, notably related to the end of the operating licenses for Qatargas 1 and Bongkot North in Thailand, as well as the effective withdrawal from Myanmar, partially offset by the entry into the Sepia and Atapu producing fields in Brazil,

•	-1% due to security-related production cuts in Libya and Nigeria,

•	-1% due to the price effect,

•	-2% due to the natural decline of the fields.

Compared to the previous quarter, production was down 2.5%, mainly due to planned maintenance, notably at Ichthys, and unplanned shutdowns at Kashagan, partially offset by the entry into production fields of Sepia and Atapu and the ramp-up of Mero 1 in Brazil.

4.	Analysis of business segments

4.1	Integrated Gas, Renewables & Power (iGRP)

4.1.1	Production and sales of Liquefied Natural Gas (LNG) and electricity

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Third quarter 2022 LNG production was down 6% year-on-year, mainly due to the end of the Qatargas 1 operating license, planned maintenance on Ichthys LNG in Australia as well as the decrease in gas supply to NLNG in Nigeria for security reasons.

Overall LNG sales were down 10% in the third quarter compared to the previous quarter, mainly due to the outage at Freeport LNG, planned maintenance at Ichthys LNG and a shutdown of production at Idku LNG in Egypt due to insufficient gas supply.

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Nevertheless, third quarter 2022 overall LNG sales were up 5% year-on-year, mainly due to the increase in spot purchases to maximize the use of the Company's regasification capacity in Europe and seize opportunities in a volatile market.

3Q22	2Q22	3Q21	3Q22 vs 3Q21	Electricity & Renewables	9M22	9M21	9M22 vs 9M21
67.8	50.7	42.7	+59%	Portfolio of renewable power generation gross capacity (GW) (1),(2),(3)	67.8	42.7	+59%
16.0	11.6	9.5	+68%	o/w installed capacity	16.0	9.5	+68%
5.4	5.2	6.1	-11%	o/w capacity in construction	5.4	6.1	-11%
46.4	33.9	27.1	+71%	o/w capacity in development	46.4	27.1	+71%
33.9	26.8	26.6	+28%	Gross renewables capacity with PPA (GW) (1),(2),(3)	33.9	26.6	+28%
45.2	38.4	31.7	+43%	Portfolio of renewable power generation net capacity (GW) (1),(3)	45.2	31.7	+43%
7.4	5.8	4.7	+59%	o/w installed capacity	7.4	4.7	+59%
3.5	3.7	4.0	-12%	o/w capacity in construction	3.5	4.0	-12%
34.2	28.9	23.0	+49%	o/w capacity in development	34.2	23.0	+49%
8.5	7.7	4.7	+79%	Net power production (TWh) (4)	23.7	14.5	+64%
2.4	2.5	1.7	+42%	incl. power production from renewables	7.1	4.9	+45%
6.3	6.2	6.0	+5%	Clients power - BtB and BtC (Million) (3)	6.3	6.0	+5%
2.8	2.7	2.7	+1%	Clients gas - BtB and BtC (Million) (3)	2.8	2.7	+1%
12.1	12.3	11.7	+3%	Sales power - BtB and BtC (TWh)	40.7	40.5	+1%
14.2	19.1	13.2	+7%	Sales gas - BtB and BtC (TWh)	68.3	70.0	-3%
460	462	291	+58%	Proportional adjusted EBITDA Electricity & Renewables (M$) (5)	1,097	946	+16%
120	131	104	+15%	incl. from renewables business	341	334	+2%

(1)	Includes 20% of Adani Green Energy Ltd’s gross capacity effective first quarter 2021.

(2)	Includes 50% of Clearway Energy Group’s gross capacity effective third quarter 2022.

(3)	End of period data.

(4)	Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

(5)	TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Electricity & Renewables affiliates, regardless of consolidation method.

Gross installed renewable power generation capacity reached 16.0 GW at the end of the third quarter 2022, up 4.4 GW from the previous quarter, including 3.8 GW related to the acquisition of 50% of Clearway Energy Group in the United States and 160 MW related to the start-up of the Seagreen offshore wind farm in Scotland.

Gross power generation capacity in development increased by 12.5 GW quarter-on-quarter, mainly due to the acquisition of 50% of Clearway Energy Group in the United States.

Net electricity generation stood at 8.5 TWh in the third quarter 2022, up 79% year-on-year thanks to higher utilization rates of flexible power plants (CCGT) as well as growth in electricity generation from renewable sources.

EBITDA from the Electricity & Renewables business reached $460 million in the third quarter 2022, up 58% year-on-year due to the growth of the business.

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4.1.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.

***	Excluding financial charges, except those related to leases.

Adjusted net operating income for the iGRP segment was:

•	$3,649 million in the third quarter 2022, 2.3 times the same quarter last year, thanks to higher LNG prices, the performance of gas, LNG and electricity trading activities and the growing contribution of Electricity & Renewables,

•	$9,255 million over the first nine months of 2022, 2.7 times the same period last year for the same reasons.

The iGRP segment's cash flow was as follows:

•	$2,683 million in the third quarter 2022, up 56% year-on-year, thanks to higher LNG prices, the performance of gas, LNG and electricity trading activities and the growing contribution of Electricity & Renewables, despite a lag effect on dividends received from equity affiliates,

•	$7,628 million over the first nine months of 2022, 2.1 times the same period last year for the same reasons.

Operating cash flow was $4,390 million for the quarter, mainly due the positive impact on working capital requirements of margin call reductions and the seasonality of the gas and electricity supply business.

4.2	Exploration & Production

4.2.1	Production

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4.2.2	Results

*	Details on adjustment items are shown in the business segment information annex to financial statements.

**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

***	Excluding financial charges, except those related to leases.

Adjusted net operating income from Exploration & Production was:

•	$4,217 million in the third quarter 2022, up 55% year-on-year, thanks to the sharp rise in oil and gas prices,

•	$13,951 million for the first nine months of 2022, double the same period last year for the same reasons.

Cash flow was $6,406 million in the third quarter 2022 compared to $4,943 million a year earlier and increased by 62% to $21,092 million in the first nine months of 2022, benefiting from the sharp increase in oil and gas prices.

Adjusted net operating income and cash flow for the third quarter of 2022 were down $502 million and $977 million respectively compared to the second quarter, mainly due to the impact of Energy Profits Levy in the United Kingdom for $0.6 billion.

4.3            Downstream (Refining & Chemicals and Marketing & Services)

4.3.1	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

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4.4	Refining & Chemicals

4.4.1	Refinery and petrochemicals throughput and utilization rates

*	Includes refineries in Africa reported in the Marketing & Services segment.

**	Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

*	Olefins.

**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput:

•	increased by 31% year-on-year in the third quarter 2022, due to the recovery in demand, particularly in Europe and the United States, the restart of the Donges refinery in France in the second quarter 2022 and the Leuna refinery in Germany which had a major scheduled turnaround in 2021,

•	increased by 31% year-on-year for the first nine months, for the same reasons as well as the restart, in 2021, of the distillation unit at the Normandy refinery in France.

Monomer production was down 13% in the third quarter 2022, mainly due to lower demand in Asia and unplanned shutdowns at Normandy in France and Antwerp in Belgium.

4.4.2	Results

*Details of the adjustment items can be found in the industry information in the financial statements.

**Excluding financial expenses except those related to leases.

Adjusted net operating income for the Refining & Chemicals segment was:

•	$1,935 million in the third quarter 2022, compared to $602 million in the third quarter 2021, due to high distillate margins in the context of reduced imports of Russian petroleum products, as well as the performance of crude oil and petroleum products trading activities,

•	$5,815 million over the first nine months of 2022, 4.3 times the same period last year, due to high refining margins in Europe and the United States and better utilization rates, as a result of the restart of the Donges refinery in France in the second quarter 2022 as well as the Leuna refinery in Germany which had a major scheduled turnaround in 2021.

Cash flow also rose sharply to $2,164 million in the third quarter 2022, 2.3 times higher than in the third quarter 2021, and to $6,560 million in the first nine months of 2022.

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In the third quarter 2022, adjusted net operating result and cash flow were down $825 million and $799 million respectively, compared to the second quarter 2022, due to lower gasoline margins in Europe and the United States.

4.5	Marketing & Services

4.5.1	Petroleum product sales

*	Excludes trading and bulk refining sales.

Sales of petroleum products were down 3% year-on-year in the third quarter 2022, reflecting lower demand due to higher prices of petroleum products, particularly in Africa.

Sales were stable for the first nine months of 2022 compared to a year ago, as the recovery of aviation and network activities worldwide offset the decline in sales to professional and industrial customers, particularly in Europe.

4.5.2	Results

*Details of the adjustment items can be found in the industry information in the financial statements.

**Excluding financial expenses except those related to leases.

Adjusted net operating income for the Marketing & Services segment was $478 million in the third quarter 2022, up 9% year-on-year, and $1,216 million in the first nine months of 2022, up 7% year-on-year, thanks mainly to the recovery of the network and aviation activities.

Cash flow was $780 million in the third quarter 2022 and $1,828 million in the first nine months of the year.

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5.	TotalEnergies results

5.1	Adjusted net operating income from business segments

Segment adjusted net operating income was:

•	$10,279 million in the third quarter 2022, compared to $5,374 million a year earlier, due to higher oil and gas prices, refining margins and the good performance of trading activities,

•	$30,237 million over the first nine months of 2022, compared to $12,893 million a year earlier, for the same reasons.

5.2	Adjusted net income (TotalEnergies share)

TotalEnergies adjusted net income was $9,863 million in the third quarter 2022 compared to $4,769 million in the third quarter 2021, due to higher oil and gas prices, refining margins and the good performance of trading activities.

Adjusted net income excludes the after-tax inventory effect, non-recurring items and the impact of changes in fair value(18).

The net income adjustment items(19) represented $-3,237 million in the third quarter 2022, notably due to a new impairment of $-3.1 billion related to Russia and to an inventory effect of $-0.8 billion, partially offset by the capital gain on the partial sale of SunPower shares and the impact of revaluing the shares held and consolidated under the equity method for $1.4 billion.

TotalEnergies’ effective tax rate was 44.1% in the third quarter 2022, compared to 39.4% in the second quarter 2022 and 39.6% in the third quarter 2021, mainly due to the increase in the Exploration & Production tax rate, notably as a result of the Energy Profits Levy in the United Kingdom.

5.3	Adjusted earnings per share

Adjusted diluted net earnings per share were:

•	$3.83 in the third quarter 2022, calculated based on 2,560 million weighted-average diluted shares, compared to $1.76 a year earlier,

•	$10.96 over the first nine months of 2022, calculated based on 2,589 million weighted-average diluted shares, compared to $4.14 a year earlier.

As of September 30, 2022, the number of fully-diluted shares was 2,543 million.

As part of its shareholder return policy, as announced in July 2022, TotalEnergies repurchased 38.9 million shares for cancellation in the third quarter 2022 for $2 billion. Share buybacks amounted to $5 billion in the first nine months of 2022.

5.4	Acquisitions - asset sales

Acquisitions were:

•	$1,716 million in the third quarter 2022, mainly related to the acquisition of 50% of Clearway Energy Group for $1,619 million,

•	$5,580 million over the first nine months of 2022 including the above item as well as payments related to the award of the Atapu and Sepia Production Sharing Contracts and the bonus related to the New York Bight offshore wind concession in the United States.

Asset sales were:

•	$129 million in the third quarter 2022, mainly for the sale of the 18% interest in the Sarsang field in Iraq,

•	$995 million over the first nine months of 2022, including the above item as well as the partial sale of the Landivisiau power generation plant in France, the sale by SunPower of its Enphase shares and a payment related to the sale of interests in the CA1 offshore block in Brunei.

(18)	These adjustment elements are explained page 20.
(19)	The total of the net income adjustment items is detailed on page 16 as follows. than in the notes to the accounts.

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5.5	Net cash flow

TotalEnergies' net cash flow(20) was:

•	$7,033 million in the third quarter 2022 compared to $6,205 million a year earlier, reflecting the $3.7 billion increase in cash flow and the $2.8 billion increase in net investments to $4,703 million in the third quarter 2022,

•	$24,094 million in the first nine months of 2022 compared to $10,756 million a year earlier, reflecting the $16.8 billion increase in cash flow and the $3.5 billion increase in net investments to $12,501 million in the first nine months of 2022.

Cash flow from operations was $17,848 million in the third quarter, compared to cash flow of $11,736 million, reflecting the positive impact of a $6.7 billion decrease in working capital requirement, mainly due to:

•	price effect on inventories related to the decrease in oil and petroleum products average prices

•	increase in tax liabilities related to rising gas prices and the Energy Profits Levy in the United Kingdom,

•	reduction in margin calls,

•	seasonality of the gas and electricity supply activity.

5.6	Profitability

Return on equity was 31.4% for the twelve months ended September 30, 2022.

The return on average capital employed was 27.2% for the twelve months ended September 30, 2022.

6.	TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, was €5,205 million in the first nine months of 2022, compared to €5,635 million a year earlier.

7.	Annual 2022 Sensitivities*

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2022. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
Sensitivity to European gas price has been exceptionally updated during this quarter (see ***).

**	In a 60 $/b Brent environment.

***	Updated sensitivity, including UK Energy Profits Levy.
Sensitivity +/- 0.4 B$ starting 3Q 2022, related to UK and Norway taxes

(20)	Net cash fow = cash flow – net investments (including other transactions with non-controlling interest).

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8.	Summary and outlook

The markets for oil and gas are marked by strong volatility. Despite anticipated slower global growth in 2023, oil prices are supported notably by the OPEC+ decision to reduce production quotas by 2 Mb/d as well as by the implementation of the European ban on Russian oil effective December 5, 2022. Gas prices should also remain high, driven by the need to import LNG into Europe to replace Russian gas imports. In addition, refining margins, notably for distillates, should remain strong due to the ban on imports of Russian petroleum products into Europe effective February 2023.

TotalEnergies expects fourth quarter 2022 production to reach around 2.8 Mboe/d, due to a reduction in planned maintenance and the re-start of Kashagan production.

Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price for the fourth quarter should be above $17/Mbtu.

With strong cash flow generation and a gearing ratio of 4%, the Company confirms its strategy of allocating 35-40% of cash flow to its shareholders through the cycles, while accelerating its transformation strategy with net investments of around $16 billion in 2022, including $4 billion in decarbonized energies.

* * * *

To listen live to the presentation in English by Jean-Pierre Sbraire, Chief Financial Officer, which is being held today at 13:30 (Paris time) with financial analysts, you can consult the information provided on the Company's website totalenergies.com or dial +44 (0) 121 281 8003 or +1 (718) 705-8794. The recording of this conference will be available on the Company's website totalenergies.com at the end of the event.

* * * *

Contacts TotalEnergies

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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9.	Results from Russian assets

Capital employed by TotalEnergies in Russia as of September 30, 2022 was $6,110 million after taking into account a impairment of $3.1 billion in the third quarter 2022.

10. Operating information by segment

10.1	Company’s production (Exploration & Production + iGRP)

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10.2	Downstream (Refining & Chemicals and Marketing & Services)

*	Olefins, polymers.

10.3	Renewables

(1)	Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.

(2)	Includes 50% of Clearway Energy Group’s gross capacity effective third quarter 2022.

(3)	End-of-period data.

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X	not specified, capacity < 0.2 GW.

X	not specified, PPA referring to a capacity < 0.2 GW.

11.	Adjustment items to net income (TotalEnergies share)

12.	Reconciliation of adjusted EBITDA with consolidated financial statements

12.1	Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

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12.2	Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

3Q22	2Q22	3Q21	3Q22 vs 3Q21	In millions of dollars	9M22	9M21	9M22 vs 9M21
				Adjusted items			
64,924	70,460	49,070	+32%	Revenues from sales	199,322	129,380	+54%
(41,509)	(46,023)	(32,574)	ns	Purchases, net of inventory variation	(128,294)	(83,971)	ns
(6,689)	(7,620)	(6,548)	ns	Other operating expenses	(21,718)	(20,124)	ns
(71)	(117)	(127)	ns	Exploration costs	(324)	(417)	ns
163	429	195	-16%	Other income	713	749	-5%
(58)	(431)	(32)	ns	Other expense, excluding amortization and impairment of intangible assets	(662)	(169)	ns
196	231	193	+2%	Other financial income	546	567	-4%
(112)	(136)	(140)	ns	Other financial expense	(383)	(401)	ns
2,576	1,944	1,143	x2.3	Net income (loss) from equity affiliates	6,381	2,403	x2.7
19,420	**18,737**	**11,180**	**+74%**	**Adjusted EBITDA**	**55,581**	**28,017**	**+98%**
				Adjusted items			
(2,926)	(3,038)	(3,172)	ns	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(9,112)	(9,457)	ns
(95)	(98)	(85)	ns	Less: amortization of intangible assets	(289)	(282)	ns
(633)	(572)	(454)	ns	Less: financial interest on debt	(1,667)	(1,421)	ns
219	130	79	x2.8	Add: financial income and expense from cash & cash equivalents	408	235	+74%
(6,037)	(5,274)	(2,674)	ns	Less: income taxes	(16,035)	(5,605)	ns
(85)	(89)	(105)	ns	Less: non-controlling interests	(250)	(252)	ns
(3,237)	(4,104)	(124)	ns	Add: adjustment - TotalEnergies share	(11,374)	(1,040)	ns
6,626	**5,692**	**4,645**	**+43%**	**Net income - TotalEnergies share**	**17,262**	**10,195**	**+69%**

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13.	Investments - Divestments

*	Change in debt from renewable projects (TotalEnergies share and partner share).

14.	Cash flow

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale.
Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.
**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

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15.	Gearing ratio

(1)	Excludes leases receivables and leases debts.
(2)	Including initial margins held as part of the Company's activities on organized markets.

16.	Return on average capital employed

Twelve months ended September 30, 2022

Twelve months ended June 30, 2022

Twelve months ended September 30, 2021

*	At replacement cost (excluding after-tax inventory effect).

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Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This press release presents the results for the third quarter of 2022 and first nine months of 2022 from the consolidated financial statements of TotalEnergies SE as of September 30, 2022. The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of TotalEnergies’ principal competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.

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